SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549





FORM U5S





ANNUAL REPORT

For the Year Ended December 31, 1996





Filed pursuant to the Public Utility Holding Company Act of 1935 by



Cinergy Corp.
139 East Fourth Street
Cincinnati, Ohio  45202

(Name and address of each registered holding company in the system)

TABLE OF CONTENTS


Item
 No.                                                                    Page_

  1    SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31,
         1996

  2    ACQUISITIONS OR SALES OF UTILITY ASSETS

  3    ISSUE, SALE, PLEDGE, GUARANTEE, OR ASSUMPTION OF SYSTEM
         SECURITIES

  4    ACQUISITION, REDEMPTION, OR RETIREMENT OF SYSTEM SECURITIES

  5    INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

  6    OFFICERS AND DIRECTORS

         Part I.    Name, principal business address, and positions
                      held as of December 31, 1996

         Part II.   Financial connections as of December 31, 1996

         Part III.  Compensation and other related information

  7    CONTRIBUTIONS AND PUBLIC RELATIONS

  8    SERVICE, SALES, AND CONSTRUCTION CONTRACTS

         Part I.    Intercompany sales and service

         Part II.   Contracts to purchase services or goods between
                      any system company and any affiliate

         Part III.  Employment of any person by any system company
                      for the performance on a continuing basis of management services

  9    WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

 10    FINANCIAL STATEMENTS AND EXHIBITS

         Index to Financial Statements
         Exhibits

       SIGNATURE





ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1996

                                                                         Number of
                                                                           Common      % of       Issuer's
                                                                           Shares     Voting        Book
Name of Company____________________________________________________        Owned       Power       Value
(Indentation indicates subsidiary relationship)                                      (dollars in thousands)
Cinergy Corp. (Cinergy)

  The Cincinnati Gas & Electric Company (CG&E)                          89,663,086      100      $1,545,815
    The Union Light, Heat and Power Company (ULH&P)                        585,333      100         120,103
    Tri-State Improvement Company (Tri-State)                                1,000      100          30,145
    Lawrenceburg Gas Company (Lawrenceburg)                                 10,768      100           6,482
    The West Harrison Gas and Electric Company (West Harrison)               2,000      100             317
    Miami Power Corporation (Miami)                                          1,000      100              (5)
    KO Transmission Company (KO Transmission) (1)                                 10      100             544

  PSI Energy, Inc. (PSI)(2)                                              53,913,701      100       1,029,575
    PSI Energy Argentina, Inc. (PSI Energy Argentina)                          100      100          11,246
    South Construction Company, Inc. (South Construction)                       10      100               -

  Cinergy Investments, Inc. (Investments) (3) (4)                                100      100         531,057
    CGE ECK, Inc. (CGE ECK)*                                                    10      100            (500)
    Cinergy Capital & Trading, Inc. (Capital & Trading) (5)                     100      100            (527)
    Cinergy Communications, Inc. (Communications) (6)                            100      100               -
    Cinergy Cooling Corp. (CoolCo) (7)                                           100      100            (796)
    Cinergy Resources, Inc. (Cinergy Resources)                                 10      100          (1,203)
    Cinergy Technology, Inc. (Technology)                                      100      100            (448)
    Cinergy UK, Inc. (Cinergy UK) (8)                                          1,000      100         528,375
      Avon Energy Partners Holdings (8)                                  330,000,000       50         591,078
        Avon Energy Partners PLC (8)                                  1,701,513,216      100       2,965,711
          Midlands Electricity plc (Midlands)(8)                        496,655,789      100       2,998,617
    Enertech Associates, Inc. (Enertech) (4)                                    100      100         (14,461)
    PSI Argentina, Inc. (Argentina)* (9)                                          100      100          17,343
      Costanera Power Corp. (Costanera)* (9)                                     100      100               -
    PSI International, Inc.*                                                   100      100               -
    PSI Power Resource Development, Inc.*                                      100      100               -
    PSI Power Resource Operations, Inc.*                                       100      100               -
    PSI Recycling, Inc. (Recycling)* (3)                                        100      100           1,524
    PSI Sunnyside, Inc.*                                                       100      100               -
    PSI T&D International, Inc.*                                               100      100               -
      PSI Yacyreta, Inc.*                                                      100      100               -
    Power Equipment Supply Co. (PESCO)* (10)                                     100      100           4,678

  Cinergy Services, Inc. (Services)                                             50      100               -

*Inactive at December 31, 1996.
-Amounts are less than $1,000.
Notes are on the next page.

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1996 (CONTINUED)


                                                                          Owner's
                                                                            Book        Unsecured
Name of Company____________________________________________________         Value          Debt__
(Indentation indicates subsidiary relationship)                             (dollars in thousands)

Cinergy Corp. (Cinergy)
  The Cincinnati Gas & Electric Company (CG&E)                          $1,545,815
    The Union Light, Heat and Power Company (ULH&P)                        120,103
    Tri-State Improvement Company (Tri-State)                                  454      $29,691
    Lawrenceburg Gas Company (Lawrenceburg)                                  6,482
    The West Harrison Gas and Electric Company (West Harrison)                 317
    Miami Power Corporation (Miami)                                             (5)
    KO Transmission Company (KO Transmission) (1)                                544

  PSI Energy, Inc. (PSI)(2)                                               1,029,575
    PSI Energy Argentina, Inc. (PSI Energy Argentina)                       11,246
    South Construction Company, Inc. (South Construction)                     -

  Cinergy Investments, Inc. (Investments) (3) (4)                            531,057
    CGE ECK, Inc. (CGE ECK)*                                                  (500)
    Cinergy Capital & Trading, Inc. (Capital & Trading) (5)                    (527)
    Cinergy Communications, Inc. (Communications) (6)                           -
    Cinergy Cooling Corp. (CoolCo) (7)                                          (796)
    Cinergy Resources, Inc. (Cinergy Resources)                             (1,203)
    Cinergy Technology, Inc. (Technology)                                     (448)
    Cinergy UK, Inc. (Cinergy UK) (8)                                        528,375
      Avon Energy Partners Holdings (8)                                      591,078
        Avon Energy Partners PLC (8)                                      2,965,111
          Midlands Electricity plc (Midlands)(8)                          2,998,617
    Enertech Associates, Inc. (Enertech) (4)                                (14,461)
    PSI Argentina, Inc. (Argentina)* (9)                                       17,343
      Costanera Power Corp. (Costanera)* (9)                                    -
    PSI International, Inc.*                                                  -
    PSI Power Resource Development, Inc.*                                     -
    PSI Power Resource Operations, Inc.*                                      -
    PSI Recycling, Inc. (Recycling)* (3)                                      1,524
    PSI Sunnyside, Inc.*                                                      -
    PSI T&D International, Inc.*                                              -
      PSI Yacyreta, Inc.*                                                     -
    Power Equipment Supply Co. (PESCO)* (10)                                   4,678

  Cinergy Services, Inc. (Services)                                           -

*Inactive at December 31, 1996.
-Amounts are less than $1,000.
Notes are on the next page.

<PAGE


ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1996
           (Continued)

 (1) KO Transmission acquired an interest in an interstate natural gas pipeline in June 1996, to which CG&E was entitled as a result of a settlement with the Columbia Gas Transmission Corp. prior to the Cinergy merger.

 (2) PSI also has voting cumulative preferred stock outstanding at December 31, 1996, as follows:

           Class           Shares outstanding      Vote per share
      Par value $100              799,207               1 vote
      Par value $25             3,726,637             1/4 vote

 (3)  Investments sold the assets of Recycling in August 1996.

 (4) In 1996, Power International, Inc., formerly Enertech Associates International, Inc., was renamed Enertech. Enertech was formed to offer utility management consulting services and pursue investment opportunities in energy-related areas. In June 1996, Investments sold what remained of its investment in Beheer-En Belegginsmaatschappij Bruwabel B.V. (Bruwabel) and its subsidiaries and their assets.

 (5) In January 1997, Wholesale Power Services, Inc. was renamed Capital & Trading. Capital & Trading will be devoted to marketing and brokering energy commodities to customers nationwide.

 (6) Communications, a Delaware corporation, was formed in 1996 to provide telecommunications services, information services, selling or leasing of long-haul optic fiber capacity, and energy management services.

 (7) CoolCo, incorporated in Ohio in February 1996, was formed to engage in the district cooling business. The City of Cincinnati awarded an exclusive franchise that permits CoolCo to construct, install, maintain, and operate a chilled water system in the downtown business district of Cincinnati, Ohio. Construction of such system began in the third quarter of 1996 and commenced operations in April 1997.

 (8) Cinergy UK, formerly ME Holdings, Inc., was incorporated in Delaware in 1996. Cinergy UK was formed to hold Cinergy's 50% interest in Avon
Energy Partners Holdings, an unlimited liability company, and its wholly-owned subsidiary, Avon Energy Partners PLC, a limited liability company (collectively, Avon Energy). During 1996, Avon Energy acquired all of the outstanding common stock of Midlands, a United Kingdom (U.K.)
regional electric company. Midlands primarily distributes and supplies electricity to 2.2 million industrial, commercial, and residential customers. In addition, Midlands, together with its subsidiaries, generates power, supplies natural gas to industrial and commercial customers, and performs electrical contracting services.

 (9) As a result of Costanera selling substantially all of its assets in 1995, Argentina and Costanera notified the Federal Energy Regulatory Commission (FERC) in 1996 that they no longer sought to maintain their status as exempt wholesale generators (EWG).

(10)  PESCO discontinued operations in early 1996.



ITEM 2.  ACQUISITIONS OR SALES OF UTILITY ASSETS

In 1996, CG&E sold Miami Fort Combustion Turbine Unit #2 for $3,500,000 to International Trade Management Associates.

In 1996, CG&E entered into a contract for the sale of Miami Fort Combustion Turbine Unit #1 (Unit #1) for $2,850,000 to International Trade Management Associates. Final cash payment of $2,350,000 for Unit #1 was escrowed until 1997.



ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE, OR ASSUMPTION OF SYSTEM SECURITIES

                                                        Principal Amount
                             Name of Company            or Stated Value_  _
    Name of Issuer          Issuing, Selling,                    Pledged,
         and             Pledging, Guaranteeing,     Issued     Guaranteed,    Date of                         Commission
    Title of Issue____   or Assuming Securities_    and Sold    or Assumed   Transaction    Proceeds          Authorization_    _
                                                        (in thousands)
PSI
Pollution Control Notes                                                                                 Rule 52 (See certificate
Variable Rate due                                                                                       of notification on
January 1, 2014 and                                                                                     Form U-6B-2 filed on
March 1, 2019                     PSI               $ 24,600                   11/7/96      $24,539     November 12, 1996.)

6.25%, due
December 15, 2005                                                                                       Rule 52 (See certificate
(Notes are callable                                                                                     of notification on
and/or puttable on                                                                                      Form U-6B-2 filed on
December 15, 1998)                PSI                 50,000                   12/20/96      50,542     January 7, 1997.)

6.35% Debentures due
November 15, 2006
(Redeemable in whole or                                                                                 Rule 52 (See certificate
in part at the option                                                                                   of notification on
of the holders on                                                                                       Form U-6B-2 filed on
November 15, 2000)                PSI                100,000                   11/21/96      99,500     November 12, 1996.)




ITEM 4.  ACQUISITION, REDEMPTION, OR RETIREMENT OF SYSTEM SECURITIES


                             Name of Company                   Principal                     Extinguished (E)     Commission
                               Acquiring,         Number of      Amount                        or Held for       Authorization
     Name of Issuer           Redeeming, or        Shares       Retired      Consideration       Further              or
   and Title of Issue___   Retiring Securities    Redeemed_   (thousands)     (thousands)_   Disposition (D)_      Exemption__
CG&E
First Mortgage Bonds
   10.20% Series                  CG&E                         $  5,000       $  5,050             E                Rule 42
   10 20% Series                  CG&E                          131,500        131,500             E                Rule 42
Cumulative Preferred Stock
  Par value $100 per share
   4%     Series                  CG&E  1/        100,165        10,016           2/               E                Rule 42
   4 3/4% Series                  CG&E  1/         88,379         8,838           2/               E                Rule 42
   7 7/8% Series                  CG&E  1/        800,000        80,000           2/               E                Rule 42
   7 3/8% Series                  CG&E  1/        800,000        80,000           2/               E                Rule 42

ULH&P
First Mortgage Bonds
   10.25% Series                  ULH&P                          15,000         15,648             E                Rule 42
   9 1/2% Series                  ULH&P                          10,000         10,435             E                Rule 42

PSI
First Mortgage Bonds
  Series BB, 6 5/8%                PSI                            5,000          5,000             E                Rule 42
  Series RR, 9 3/4%                PSI                           50,000         50,000             E                Rule 42
Pollution Control Notes
   5 3/4% Series                   PSI                           19,600         19,600             E                Rule 42
Cumulative Preferred Stock
  Par value $100 per share
   3 1/2% Series                   PSI                276            29             13             E                Rule 42
    7.44% Series                   PSI            591,288        14,782         15,103             E                Rule 42

1/  During the third quarter of 1996, CG&E's parent company, Cinergy Corp., commenced an offer to purchase any and all outstanding shares of preferred stock of CG&E.  Through this tender offer, Cinergy purchased 100,165 shares of the 4.00% Series, 88,379 shares of the 4.75% Series, and all of the outstanding shares of the 7.875% Series and the 7.375% Series.  Cinergy made a capital contribution to CG&E of the shares it acquired and CG&E cancelled the shares.  (See Rel. No. 35-26569, September
11, 1996.)

2/  Total consideration paid for the CG&E preferred stock reacquisition was $197 million.  This amount includes the cost of reacquiring the preferred stock, totaling $18 million, which represents the difference between the par value of the preferred stock purchased and the price paid, including fees paid to tender agents.

<PAGE


ITEM 5.  INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

                Aggregate Amount of Investments     Number of
1.  Name of   in Persons (Entities) Operating in     Persons                                  Description of
    Company      Retail Service Area of Owner___   (Entities)   __                          Persons
(Entities)(1)________________________
                       (in thousands)
     CG&E                $   80                         3       Limited partnerships which own, rehabilitate, and maintain apartment buildings for low income housing

     CG&E                 1,131                         2       Limited partnerships which invest in small and minority- or female-owned businesses

     CG&E                    15                         1       Community improvement fund

     CG&E                   833                         1       Limited liability corporation which invests in projects relating to downtown Cincinnati

     ULH&P                    2                         2       Economic development corp.

     PSI                  4,035                         3       Limited partnerships which make long-term investments in Indiana and other mid-western businesses

     PSI                    525                         1       Limited partnership which invests in start-up companies

     PSI                      4                         1       Oil company

     PSI                      5                         1       Economic development corp.

     PSI                      8                         1       Retail department store

     PSI                     38                         1       Retail department store

     PSI                    138                         1       Manufacturer of construction materials

     PSI                      1                         1       Economic development corp.

     PSI                      6                         1       Drug store/pharmacy

     PSI                      4                         1       Owns and operates hotels

     PSI                      3                         1       Economic development corp.

     PSI                      1                         1       Economic development corp.

     PSI                      1                         6(2)     Economic development corp., country clubs, jeweler, barge company, and bus company

  Investments               833                         1       Limited liability corporation which invests in projects relating to downtown Cincinnati

   Technology               833                         1       Limited liability corporation which invests in projects relating to downtown Cincinnati

    Cinergy                 834                         1       Limited liability corporation which invests in projects relating to downtown Cincinnati

(1)      All of PSI's investments in securities, except for its partnership interests, represent bankruptcy distributions applicable to obligations of customers incurred in the ordinary course of business.


(2)      Represents small ownership interest in six unrelated companies.



ITEM 5.  INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES (Continued)

2.  Securities not included in Item 5, No. 1:

                                                                                                                        Owner's
    Name of          Name of             Description       Number of       % of                Nature of              Book Value
    Company          Issuer_______       of Security____    Shares__   Voting Power            Business__________   (in thousands)
                  Ohio Valley
     CG&E        Electric Corp.          Common stock        9,000          9%              Public Utility              $  900

                    Circle
     PSI          Center Mall        Limited partnership      N/A          4.2%              Shopping Mall               3,015

                                                                                             Refurbish and
               EMC Technologies,                                                           manufacture large
     PSI              Inc.              Preferred stock      3,483          (2)            electrical equipment               4

                                                                                        Invests in minority-owned
     PSI       Lynx Capital Corp.          Stock                25          (2)               businesses                    127

                                     Limited liability                                      Czech Republic
    CGE ECK       ECK s.r.o.            corporation           N/A           3%            generating facility                -(1)

(1)  This investment was written off in 1994.  CGE ECK has entered into a contract to sell this interest.

(2)  Not available.

(3)  Pursuant to an Order issued August 28, 1996 (Release No. 35-26562) Cinergy acquired a limited partnership interest in Nth
Power Technology Fund I, L.P.  For more information with respect to Cinergy's investment, see Rule 24 Certificate in File
No. 70-8867 filed December 2, 1996.


ITEM 6.  OFFICERS AND DIRECTORS AS OF DECEMBER 31, 1996

Part I

                                   POSITION HELD AT
NAME (ADDRESS)*                   DECEMBER 31, 1996*

Cinergy

Neil A. Armstrong (a)                     D
James K. Baker (c)                        D
Michael G. Browning (d)                   D
Phillip R. Cox (e)                        D
Kenneth M. Duberstein (f)                 D
John A. Hillenbrand II (g)                D
George C. Juilfs (h)                      D
Melvin Perelman, Ph.D. (i)                D
Thomas E. Petry (j)                       D
Jackson H. Randolph (a)                   D,CM
James E. Rogers (a)                       D,VCM,P,CEO
John J. Schiff, Jr. (k)                   D
Philip R. Sharp, Ph.D. (l)                D
Van P. Smith (m)                          D
Dudley S. Taft (n)                        D
Oliver W. Waddell (o)                     D
Cheryl M. Foley (a)                       VP,GC,S
William J. Grealis (a)                    VP
J. Joseph Hale, Jr. (a)                   VP
M. Stephen Harkness (b)                   VP
Elizabeth K. Lanier (a)                   VP
J. Wayne Leonard (a)                      GVP,CFO
Jerry W. Liggett (a)                      VP
John M. Mutz (b)                          VP
Stephen G. Salay (a)                      GVP
Michael M. Sample (b)                     VP
William L. Sheafer (a)                    T
Larry E. Thomas (a)                       GVP,CTO
Wendy L. Aumiller (a)                     AT
Charles J. Winger (a)                     C
John P. Steffen (a)                       AC
John E. Polley (b)                        AS
Jerome A. Vennemann (a)                   AS

Services

Jackson H. Randolph (a)                   D,CM
James E. Rogers (a)                       D,VCM,P,CEO
Cheryl M. Foley (a)                       D,VP,GC,S
William J. Grealis (a)                    D,VP
J. Joseph Hale, Jr. (a)                   VP
M. Stephen Harkness (b)                   VP
Elizabeth K. Lanier (a)                   VP
J. Wayne Leonard (a)                      D,GVP,CFO
Jerry W. Liggett (a)                      VP
John M. Mutz (b)                          VP
Stephen G. Salay (a)                      D,GVP


*  Address codes and position descriptions are listed on page 20.

ITEM 6.  OFFICERS AND DIRECTORS AS OF DECEMBER 31, 1996 (Continued)

Part I

                                   POSITION HELD AT
NAME (ADDRESS)*                   DECEMBER 31, 1996*

Services (Continued)

Michael M. Sample (b)                     VP
William L. Sheafer (a)                    T
Larry E. Thomas (a)                       D,GVP,CTO
Wendy L. Aumiller (a)                     AT
Charles J. Winger (a)                     C
John P. Steffen (a)                       AC
John E. Polley (b)                        AS
Jerome A. Vennemann (a)                   AS

CG&E

Jackson H. Randolph (a)                   D,CM
James E. Rogers (a)                       D,VCM,CEO
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       VP,GC,S
Elizabeth K. Lanier (a)                   VP
J. Wayne Leonard (a)                      GVP,CFO
Stephen G. Salay (a)                      GVP
Larry E. Thomas (a)                       GVP,CTO
William L. Sheafer (a)                    T
Wendy L. Aumiller (a)                     AT
Charles J. Winger (a)                     C
John P. Steffen (a)                       AC
John E. Polley (b)                        AS
Jerome A. Vennemann (a)                   AS

ULH&P

Jackson H. Randolph (a)                   D,CM
James E. Rogers (a)                       D,VCM,CEO
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,VP,GC,S
Elizabeth K. Lanier (a)                   VP
J. Wayne Leonard (a)                      D,GVP,CFO
Stephen G. Salay (a)                      D
Larry E. Thomas (a)                       D,GVP,CTO
William L. Sheafer (a)                    T
Wendy L. Aumiller (a)                     AT
Charles J. Winger (a)                     C
John P. Steffen (a)                       AC
John E. Polley (b)                        AS
Jerome A. Vennemann (a)                   AS





*  Address codes and position descriptions are listed on page 20.

ITEM 6.  OFFICERS AND DIRECTORS AS OF DECEMBER 31, 1996 (Continued)

Part I

                                   POSITION HELD AT
NAME (ADDRESS)*                   DECEMBER 31, 1996*

Tri-State

Jackson H. Randolph (a)                   D,CM
James E. Rogers (a)                       D,VCM,CEO
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       VP,GC,S
J. Wayne Leonard (a)                      D,GVP,CFO
Larry E. Thomas (a)                       D,GVP,CTO
William L. Sheafer (a)                    T
Wendy L. Aumiller (a)                     AT
Charles J. Winger (a)                     C
John P. Steffen (a)                       AC
John E. Polley (b)                        AS
Jerome A. Vennemann (a)                   AS

Lawrenceburg

Jackson H. Randolph (a)                   D,CM
James E. Rogers (a)                       D,VCM,CEO
William J. Grealis (a)                    P
Cheryl M. Foley (a)                       VP,GC,S
J. Wayne Leonard (a)                      GVP,CFO
Larry E. Thomas (a)                       GVP,CTO
John M. Mutz (b)                          D
William L. Sheafer (a)                    T
Wendy L. Aumiller (a)                     AT
Charles J. Winger (a)                     C
John P. Steffen (a)                       AC
John E. Polley (b)                        AS
Jerome A. Vennemann (a)                   AS
Vincent E. Andres (a)                     D
Bernard L. Huff (a)                       D

West Harrison

Jackson H. Randolph (a)                   D,CM
James E. Rogers (a)                       D,VCM,CEO
William J. Grealis (a)                    P
Cheryl M. Foley (a)                       VP,GC,S
J. Wayne Leonard (a)                      GVP,CFO
Larry E. Thomas (a)                       GVP,CTO
John M. Mutz (b)                          D
William L. Sheafer (a)                    T
Wendy L. Aumiller (a)                     AT
Charles J. Winger (a)                     C
John P. Steffen (a)                       AC
John E. Polley (b)                        AS
Jerome A. Vennemann (a)                   AS
Vincent E. Andres (a)                     D
Bernard L. Huff (a)                       D

*  Address codes and position descriptions are listed on page 20.

ITEM 6.  OFFICERS AND DIRECTORS AS OF DECEMBER 31, 1996 (Continued)

Part I

                                   POSITION HELD AT
NAME (ADDRESS)*                   DECEMBER 31, 1996*

Miami

Jackson H. Randolph (a)                   D,CM
James E. Rogers (a)                       D,VCM,CEO
William J. Grealis (a)                    P
Cheryl M. Foley (a)                       VP,GC,S
J. Wayne Leonard (a)                      GVP,CFO
Larry E. Thomas (a)                       GVP,CTO
John M. Mutz (b)                          D
William L. Sheafer (a)                    T
Wendy L. Aumiller (a)                     AT
Charles J. Winger (a)                     C
John P. Steffen (a)                       AC
John E. Polley (b)                        AS
Jerome A. Vennemann (a)                   AS
Vincent E. Andres (a)                     D
Bernard L. Huff (a)                       D

KO Transmission

Jackson H. Randolph (a)                   D,CM
James E. Rogers (a)                       D,VCM,CEO
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,VP,GC,S
J. Wayne Leonard (a)                      GVP,CFO
Larry E. Thomas (a)                       GVP,CTO
William L. Sheafer (a)                    T
Wendy L. Aumiller (a)                     AT
Charles J. Winger (a)                     C
John P. Steffen (a)                       AC
John E. Polley (b)                        AS
Jerome A. Vennemann (a)                   AS

PSI

James K. Baker (c)                        D
Michael G. Browning (d)                   D
John A. Hillenbrand II (g)                D
John M. Mutz (b)                          D,P
Jackson H. Randolph (a)                   D,CM
James E. Rogers (a)                       D,VCM,CEO
Van P. Smith (m)                          D
Cheryl M. Foley (a)                       VP,GC,S
Elizabeth K. Lanier (a)                   VP
J. Wayne Leonard (a)                      GVP,CFO
Stephen G. Salay (a)                      GVP
Larry E. Thomas (a)                       GVP,CTO
William L. Sheafer (a)                    T
Wendy L. Aumiller (a)                     AT

*  Address codes and position descriptions are listed on page 20.

ITEM 6.  OFFICERS AND DIRECTORS AS OF DECEMBER 31, 1996 (Continued)

Part I

                                   POSITION HELD AT
NAME (ADDRESS)*                   DECEMBER 31, 1996*

PSI (Continued)

Charles J. Winger (a)                     C
John P. Steffen (a)                       AC
Ronald J. Brothers (b)                    AS
John E. Polley (b)                        AS
Jerome A. Vennemann (a)                   AS

PSI Energy Argentina

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,S
J. Wayne Leonard (a)                      VP
William L. Sheafer (a)                    T
Charles J. Winger (a)                     C
Jerome A. Vennemann (a)                   AS

South Construction

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
John M. Mutz (b)                          D,P
Cheryl M. Foley (a)                       D,S
J. Wayne Leonard (a)                      VP
William L. Sheafer (a)                    T
Charles J. Winger (a)                     C
Jerome A. Vennemann (a)                   AS

Investments

Jackson H. Randolph (a)                   D,CM
James E. Rogers (a)                       D,VCM,CEO
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,VP,GC,S
J. Wayne Leonard (a)                      D,VP,CFO
Stephen G. Salay (a)                      D
John M. Mutz (b)                          D
William L. Sheafer (a)                    T
Charles J. Winger (a)                     C
Jerome A. Vennemann (a)                   AS




*  Address codes and position descriptions are listed on page 20

ITEM 6.  OFFICERS AND DIRECTORS AS OF DECEMBER 31, 1996 (Continued)

Part I

                                   POSITION HELD AT
NAME (ADDRESS)*                   DECEMBER 31, 1996*

CGE ECK

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,S
J. Wayne Leonard (a)                      VP
William L. Sheafer (a)                    T
Charles J. Winger (a)                     C
Jerome A. Vennemann (a)                   AS

Cinergy Resources

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,S
J. Wayne Leonard (a)                      VP
William L. Sheafer (a)                    T
Charles J. Winger (a)                     C
Jerome A. Vennemann (a)                   AS

Argentina

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,S
J. Wayne Leonard (a)                      VP
William L. Sheafer (a)                    T
Charles J. Winger (a)                     C
Jerome A. Vennemann (a)                   AS

Costanera

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,S
J. Wayne Leonard (a)                      VP
William L. Sheafer (a)                    T
Charles J. Winger (a)                     C
Jerome A. Vennemann (a)                   AS




*  Address codes and position descriptions are listed on page 20

ITEM 6.  OFFICERS AND DIRECTORS AS OF DECEMBER 31, 1996 (Continued)

Part I

                                   POSITION HELD AT
NAME (ADDRESS)*                   DECEMBER 31, 1996*

Technology

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,S
J. Wayne Leonard (a)                      VP
John M. Mutz (b)                          VP
William L. Sheafer (a)                    T
Charles J. Winger (a)                     C
Jerome A. Vennemann (a)                   AS

PSI International, Inc.

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,S
J. Wayne Leonard (a)                      VP
William L. Sheafer (a)                    T
Charles J. Winger (a)                     C
Jerome A. Vennemann (a)                   AS

PSI Power Resource Development, Inc.

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,S
J. Wayne Leonard (a)                      VP
William L. Sheafer (a)                    T
Charles J. Winger (a)                     C
Jerome A. Vennemann (a)                   AS

PSI Power Resource Operations, Inc.

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,S
J. Wayne Leonard (a)                      VP
William L. Sheafer (a)                    T
Charles J. Winger (a)                     C
Jerome A. Vennemann (a)                   AS




*  Address codes and position descriptions are listed on page 20

ITEM 6.  OFFICERS AND DIRECTORS AS OF DECEMBER 31, 1996 (Continued)

Part I

                                   POSITION HELD AT
NAME (ADDRESS)*                   DECEMBER 31, 1996*

Recycling

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,S
J. Wayne Leonard (a)                      VP
William L. Sheafer (a)                    T
Charles J. Winger (a)                     C
Jerome A. Vennemann (a)                   AS

PSI Sunnyside, Inc.

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,S
J. Wayne Leonard (a)                      VP
William L. Sheafer (a)                    T
Charles J. Winger (a)                     C
Jerome A. Vennemann (a)                   AS

PSI T&D International, Inc.

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,S
J. Wayne Leonard (a)                      VP
William L. Sheafer (a)                    T
Charles J. Winger (a)                     C
Jerome A. Vennemann (a)                   AS

PSI Yacyreta, Inc.

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,S
J. Wayne Leonard (a)                      VP
William L. Sheafer (a)                    T
Charles J. Winger (a)                     C
Jerome A. Vennemann (a)                   AS



*  Address codes and position descriptions are listed on page 20.


ITEM 6.  OFFICERS AND DIRECTORS AS OF DECEMBER 31, 1996 (Continued)

Part I

                                   POSITION HELD AT
NAME (ADDRESS)*                   DECEMBER 31, 1996*

PESCO

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,S
J. Wayne Leonard (a)                      VP
William L. Sheafer (a)                    T
Charles J. Winger (a)                     C
Jerome A. Vennemann (a)                   AS

Enertech

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    P
Cheryl M. Foley (a)                       S
J. Wayne Leonard (a)                      VP
William L. Sheafer (a)                    T
Charles J. Winger (a)                     C
Jerome A. Vennemann (a)                   AS
Scott A. Haag (a)                         D
Barry E. Pulskamp (a)                     D
John J. Roebel (a)                        D

Capital & Trading

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
J. Wayne Leonard (a)                      D,P
Cheryl M. Foley (a)                       D,VP,S
William L. Sheafer (a)                    T
Charles J. Winger (a)                     C
Jerome A. Vennemann (a)                   AS

Communications

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,S
J. Wayne Leonard (a)                      VP
William L. Sheafer (a)                    T
Charles J. Winger (a)                     C
Jerome A. Vennemann (a)                   AS



*  Address codes and position descriptions are listed on page 20.

ITEM 6.  OFFICERS AND DIRECTORS AS OF DECEMBER 31, 1996 (Continued)

Part I

                                   POSITION HELD AT
NAME (ADDRESS)*                   DECEMBER 31, 1996*

CoolCo

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,S
J. Wayne Leonard (a)                      VP
William L. Sheafer (a)                    T
Charles J. Winger (a)                     C
Jerome A. Vennemann (a)                   AS

Cinergy UK

James E. Rogers (a)                       D,CEO
Cheryl M. Foley (a)                       D,P,S
William J. Grealis (a)                    VP
J. Wayne Leonard (a)                      D,VP
William L. Sheafer (a)                    T
Charles J. Winger (a)                     C
Jerome A. Vennemann (a)                   AS

Avon Energy Partners Holdings

James E. Rogers (a)                       D,VCM
Cheryl M. Foley (a)                       D
J. Wayne Leonard (a)                      D

Avon Energy Partners PLC

James E. Rogers (a)                       D,VCM
Cheryl M. Foley (a)                       D
J. Wayne Leonard (a)                      D

Midlands Electricity plc

James E. Rogers (a)                       D,VCM
Cheryl M. Foley (a)                       D
J. Wayne Leonard (a)                      D












*  Address codes and position descriptions are listed on page 20.


ITEM 6.  OFFICERS AND DIRECTORS AS OF DECEMBER 31, 1996 (Continued)

Part I

Address Codes:

(a)  139 East Fourth Street, Cincinnati, Ohio 45202
(b)  1000 East Main Street, Plainfield, Indiana 46168
(c)  One Noblitt Plaza, Columbus, Indiana 47202
(d)  251 North Illinois, Suite 200, Indianapolis, Indiana 46204
(e)  105 East Fourth Street, Suite 600, Cincinnati, Ohio 45202
(f)  2100 Pennsylvania Avenue, N.W., Suite 350, Washington, D.C. 20037
(g)  324 Mitchell Avenue, Batesville, Indiana 47006
(h)  One Riverfront Place, Newport, Kentucky 41071
(i)  8751 Jaffa Court, E. Drive, Apt. 16, Indianapolis, Indiana 46260
(j)  580 Walnut Street, P.O. Box 779, Cincinnati, Ohio 45201
(k)  P.O. Box 145496, Cincinnati, Ohio 45250-5496
(l)  79 JFK Street, Cambridge, Massachusetts 02138
(m)  123 East Adams Street, Muncie, Indiana 47305
(n)  312 Walnut Street, Suite 3550, Cincinnati, Ohio 45202
(o)  P.O. Box 1038, 425 Walnut Street, Cincinnati, Ohio 45201-1038



Positions are indicated by the following symbols:

AC        Assistant Comptroller
AS        Assistant Secretary
AT        Assistant Treasurer
C         Comptroller
CEO       Chief Executive Officer
CFO       Chief Financial Officer
CM        Chairman of the Board
CTO       Chief Transformation Officer
D         Director
GC        General Counsel
GVP       Group Vice President
P         President
S         Secretary
T         Treasurer
VCM       Vice Chairman
VP        Vice President





ITEM 6.  OFFICERS AND DIRECTORS AS OF DECEMBER 31, 1996 (Continued)

Part II

    Name of Officer         Name and Location        Position Held in      Applicable
      or Director       of Financial Institution  Financial Institution  Exemption Rule
James K. Baker          First Chicago NBD Corp.          Director          70(b),(d)
                        Chicago, Illinois

Phillip R. Cox          Cincinnati Office of the         Director            70(h)
                          Federal Reserve Bank
                          of Cleveland
                        Cleveland, Ohio

                        PNC Bank, Ohio, N.A.             Director            70(a)
                        Cincinnati, Ohio

John A. Hillenbrand II  National City Bank               Director            70(a),(c)
                        Indianapolis, Indiana

George C. Juilfs        Cincinnati Office of the     Chairman, Director      70(h)
                        Federal Reserve Bank
                        of Cleveland
                        Cleveland, Ohio

John M. Mutz            National City Bank               Director          70(c),(e),(f)
                        Indianapolis, Indiana

Thomas E. Petry         Star Banc Corporation            Director            70(a)
                        Cincinnati, Ohio

                        Star Bank, N.A.                  Director            70(a)
                        Cincinnati, Ohio

Jackson H. Randolph     PNC Bank Corp.                   Director          70(b),(d),
                        Pittsburgh, Pennsylvania                             (e),(f)

                        PNC Bank, Ohio, N.A.             Director          70(a),(c),
                        Cincinnati, Ohio                                     (e),(f)

James E. Rogers         Fifth Third Bancorp              Director          70(a),(c),
                        Cincinnati, Ohio                                     (e),(f)

                        The Fifth Third Bank             Director          70(a),(c),
                        Cincinnati, Ohio                                     (e),(f)

John J. Schiff, Jr.     Fifth Third Bancorp              Director            70(a)
                        Cincinnati, Ohio

                        The Fifth Third Bank             Director            70(a)
                        Cincinnati, Ohio

Dudley S. Taft          Fifth Third Bancorp              Director            70(a)
                        Cincinnati, Ohio

                        The Fifth Third Bank             Director            70(a)
                        Cincinnati, Ohio

Oliver W. Waddell       Star Banc Corporation            Director            70(a)
                        Cincinnati, Ohio

                        Star Bank, N.A.                  Director            70(a)
                        Cincinnati, Ohio

ITEM 6.  OFFICERS AND DIRECTORS AS OF DECEMBER 31, 1996 (Continued)

Part III

(a) and (e) Directors' and Executive Officers' Compensation and Participation in Bonus and Profit-Sharing Arrangements and Other Benefits

For information concerning compensation of directors and executive officers and their participation in bonus and profit-sharing and other benefits, see the disclosures made in the:

1997 Cinergy Proxy Statement (Proxy Statement*), pages 8 through 9 and pages 11 through 23, for Cinergy and Investments and subsidiaries.

1996 Annual Report on Form 10-K (Form 10-K), pages 150 through 151, for CG&E and subsidiaries.

1997 PSI Information Statement (Information Statement*), pages 6 through 18 (as supplemented in Exhibit F-8), for PSI and subsidiaries.

(b) Directors' and Executive Officers' Interests in Securities of System
Companies

For information concerning interests in system companies, see the disclosures (as supplemented in Exhibit F-8) made in the:

Proxy Statement, page 10, for Cinergy and Investments and subsidiaries.

Form 10-K, page 152, for CG&E and subsidiaries.

Information Statement, pages 2 and 3, for PSI and subsidiaries.

(c) Directors' and Executive Officers' Contracts and Transactions with System Companies

For information concerning contracts and transactions with system companies, see the disclosures made in the:

Proxy Statement, pages 20 through 22, for Cinergy and Investments and subsidiaries.

Information Statement, pages 16 through 18, for PSI and subsidiaries.

(d) Indebtedness of Directors or Executive Officers to System Companies

None

(f) Directors' and Executive Officers' Rights to Indemnity

The state laws under which each of Cinergy and its domestic direct and indirect subsidiaries is incorporated provide broadly for indemnification of directors and officers against claims and liabilities against them in their capacities as such. Each of such company's articles of incorporation, charters, by-laws, or regulations identifying these rights to indemnify are incorporated by reference or contained herein as exhibits.

*The Proxy Statement and Information Statement are hereby incorporated by reference (see File Nos. 1-11377 and 1-3543, respectively).


ITEM 7.  CONTRIBUTIONS AND PUBLIC RELATIONS

(1)  None(1)

(1) Cinergy and PSI have established separate segregated funds or political action committees and have incurred certain costs in the administration of these committees in accordance with the provisions of the Federal Election Campaign Act.

(2)

  Name of Company                Name of Recipient or Beneficiary                Purpose          Account Charged*       Amount
      Cinergy          Less than $10,000 - 1 beneficiary                         Support                (1)                  $500
                                                                                                                             $500

       CG&E            Citizens for a Major League Future                        Support                (1)               $15,000
                       Citizens for Childrens Services of Hamilton Co.           Support                (1)                13,000
                       Edison Electric Institute                           Dues, fees, support          (2)                21,744
                       Greater Cincinnati Chamber of Commerce              Dues, fees, support          (2)               143,639
                       Institute on Advanced Manufacturing Science, Inc.       Dues and fees            (2)                71,334
                       Ohio Gas Association                                    Dues and fees            (2)                15,257
                       Over-the Rhine Foundation                                 Support                (2)                10,000
                       Less than $10,000 - 36 beneficiaries                Dues, fees, support       (1), (2)              67,191
                                                                                                                         $357,165

       ULH&P           Northern Kentucky Chamber of Commerce               Dues, fees, support          (2)               $10,729
                       Less than $10,000 - 15 beneficiaries                Dues, fees, support          (2)                25,221
                                                                                                                          $35,950

        PSI            Alliance for Growth and Progress, Inc.              Dues, fees, support       (1), (2)             $22,055
                       Edison Electric Institute                           Dues, fees, support          (2)                32,860
                       Electric League of Indiana, Inc.                        Dues and fees            (2)                10,100
                       Indiana Chamber of Commerce                               Support                (2)                25,250
                       Indiana Department of Commerce                            Support                (2)                35,000
                       Voices For I-69                                           Support                (2)                10,000
                       Less than $10,000 - 27 beneficiaries                Dues, fees, support     (1), (2), (3)           30,125
                                                                                                                         $165,390

*Account Charged:
(1)  Income deduction
(2)  Operating expense
(3)  Other balance sheet accounts

ITEM 8.  SERVICE, SALES, AND CONSTRUCTION CONTRACTS

Part I

                                                                                                                      In Effect
                                                                                                                       Dec. 31,
                                                              Serving     Receiving                       Date of        1996
                       Transaction                            Company      Company      Compensation     Contract    (Yes or No)
                                                                                       (in thousands)
Propane plant and underground storage cavern                   ULH&P         CG&E           $238          5/23/61        Yes

Process and sale of recyclable materials                     Recycling       PSI             125           8/1/95         No

Process and sale of recyclable materials                     Recycling       CG&E            100          7/31/95         No












ITEM 8  SERVICE, SALES, AND CONSTRUCTION CONTRACTS(Continued)

Part I


                                            Serving      Receiving
               Transaction                  Company       Company        Compensation
                                                                        (in thousands)
Customer relations services(1)                 CG&E      Lawrenceburg               27
                                                           ULH&P                2,396
                                                       West Harrison               19

Gas and/or electric operations(1)              CG&E         ULH&P                  813
                                                       West Harrison               25
                                                           Miami                    4




Part II

None

Part III

In 1996, Barr Devlin Associates was retained to perform financial advisory services and received total consideration during the year of $201 thousand.



(1)  Pursuant to Rel. No. 35-26146, dated October 21, 1994.


ITEM 9.    WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I

(a)        PSI Energy Argentina

PSI Energy Argentina is a foreign utility company (FUCO).

PSI Energy Argentina, an Indiana corporation, owns a 2% interest in Distrilec Invesora, S.A., which owns a 51% interest in Edesur S.A., an electric-distribution network serving the southern half of the city of Buenos Aires, Argentina.

The business address of PSI Energy Argentina is 251 North Illinois Street, Suite 1410, Indianapolis, Indiana 46204.

           Midlands

	Midlands is also a FUCO.

	Cinergy indirectly owns 50% of Midlands, a corporation organized under the laws of England, which serves approximately 2.2 million customers in mid-central England. One of twelve regional electric companies in England, Midlands is primarily a distribution company, purchasing most of its electricity requirements from third party generators.

The business address of Midlands is Mucklow Hill, Halesowen, West
Midlands B628BP.

(b)        PSI Energy Argentina

PSI holds 100 shares of PSI Energy Argentina's no par value common stock. At December 31, 1996, PSI's equity investment in PSI Energy Argentina was $11 million.

Cinergy has neither directly nor indirectly guaranteed any securities of PSI Energy Argentina. PSI Energy Argentina has no debt or other financial obligations outstanding.

No Cinergy subsidiary company, that is not a FUCO or EWG, transferred any assets to PSI Energy Argentina.

Midlands

Avon Energy holds all of Midlands common stock.  At December 31,
1996, Cinergy's equity investment in Midlands was $503 million.

The total consideration paid by Avon Energy was approximately 1.7 billion pounds sterling ($2.6 billion at then existing currency exchange rates). The funds for the acquisition were obtained from Cinergy's and GPU's investment in Avon Energy of approximately 330 million pounds sterling each ($500 million each), with the remainder being obtained by Avon Energy through the issuance of non-recourse debt. Cinergy has used dollar denominated debt to finance its entire $503 million equity investment in Midlands, with Cinergy initially borrowing $471 million under a bank credit facility and Cinergy UK initially borrowing $32 million under a separate bank credit facility. The lenders under the latter facility have recourse solely to Cinergy UK and its assets for repayment of borrowings thereunder.

Cinergy has neither directly nor indirectly guaranteed any securities of Midlands.

No Cinergy subsidiary company, that is not a FUCO or EWG, transferred any assets to Midlands.

(c)        PSI Energy Argentina

PSI Energy Argentina had no debt outstanding at December 31, 1996.

Earnings for the year ended December 31, 1996, were $541 thousand for PSI Energy Argentina.

Midlands

Filed pursuant to Rule 104(b).

(d)        PSI Energy Argentina and Midlands

Non-utility service agreement, as amended, among Cinergy, non-utility subsidiaries of Cinergy, and Services. (Pursuant to Rel.
No. 35-26662, dated 2-7-97.)

In 1996, Services rendered accounting, executive, financial, legal and tax services to PSI Energy Argentina in the amount of $123,000.

Other Services

PSI rendered marketing and corporate development services to PSI
Energy Argentina during 1996 in the amount of $1,000. (Pursuant to Rel. No. 35-25674, dated 11-13-92.)

No services were provided to Midlands during 1996.

Part II    PSI Energy Argentina and Midlands

See Exhibits H-1, I-1, and I-2.

Part III   PSI Energy Argentina and Midlands

Cinergy had an aggregate investment of $487 million in FUCOs at December 31, 1996. The ratio of Cinergy's aggregate investment in FUCOs to its investment in domestic public utility subsidiary companies is 19%.


ITEM 10.   FINANCIAL STATEMENTS AND EXHIBITS

Consolidating Financial Statements, Schedules, and Notes

- Notes 1 through 16 to the Financial Statements are incorporated herein by reference, in Exhibit A (page 29), in the Cinergy Annual Report on Form 10-K for 1996 (Item 8. Financial Statements and
Supplementary Data).

- Notes 1 through 16 to the Financial Statements are incorporated herein by reference, in Exhibit A (page 29), in the CG&E Annual
Report on Form 10-K for 1996 (Item 8.  Financial Statements and
Supplementary Data).

- Notes 1 through 16 to the Financial Statements are incorporated herein by reference, in Exhibit A (page 29), in the PSI Annual
Report on Form 10-K for 1996 (Item 8.  Financial Statements and
Supplementary Data).

- Notes 1 through 16 to the Financial Statements are incorporated herein by reference, in Exhibit A (page 29), in the ULH&P Annual
Report on Form 10-K for 1996 (Item 8.  Financial Statements and
Supplementary Data).

Exhibits

- F-1  Report of Independent Public Accountants.

- F-2  Consolidating Financial Statements of Cinergy for 1996.

- F-3  Consolidating Financial Statements of CG&E for 1996.

- F-4  Consolidating Financial Statements of Investments for 1996.

- F-5  Consolidating Financial Statements of PSI for 1996.

- F-6  Consolidating Financial Statements of Cinergy UK for 1996.
       (Filed pursuant to Rule 104(b).)

- F-7 Item 6. Part III - Supplemental Information Regarding Compensation and Security Ownership of Officers and Directors of System Companies.

- H-1 Organizational chart showing the relationship of PSI Energy Argentina and Midlands to other system companies.

- I-1 Audited Financial Statements of PSI Energy Argentina at or for the year ended December 31, 1996.

- I-2  Audited Financial Statements of Midlands at or for the year ended
       March 31, 1996. (Exhibit to Cinergy's June 6, 1996, Form 8-K/A in File No. 1-11377.)

ITEM 10.  EXHIBITS

Copies of the documents listed below which are identified with an asterisk (*) have heretofore been filed with the SEC and are incorporated herein by reference and made a part hereof. Exhibits not so identified are filed herewith unless otherwise stated.


  EXHIBIT
DESIGNATION                          NATURE OF EXHIBIT


    A-1	  *Annual Report of Cinergy on Form 10-K for the year ended
              December 31, 1996.  (File No. 1-11377.)

    A-2	  Annual Report to Shareholders for Cinergy for the year
              ended December 31, 1996.  (Filed under cover of Form SE.)

    A-3	  *Annual Report of CG&E on Form 10-K for the year ended
              December 31, 1996.  (File No. 1-1232.)

    A-4	  *Annual Report of PSI on Form 10-K for the year ended
              December 31, 1996.  (File No. 1-3543.)

    A-5	  *Annual Report of ULH&P on Form 10-K for the year ended
              December 31, 1996.  (File No. 2-7793.)

    B-1	  *Certificate of Incorporation of Cinergy.  (Exhibit to
              Cinergy's 1993 Form 10-K in File No. 1-11377.)

    B-2	  *By-laws of Cinergy as amended January 25, 1996.  (Exhibit to Cinergy's Form U-1 Declaration filed February 23, 1996, in File No. 70-8807.)

    B-3	  *Amended Articles of Incorporation of CG&E effective
              October 23, 1996. (Exhibit to CG&E's September 30, 1996, Form 10-Q in File No. 1-1232.)

    B-4	  *Regulations of CG&E as amended, adopted April 25, 1996.
              (Exhibit to CG&E's March 31, 1996, Form 10-Q, in File
              No. 1-1232.)

    B-5	  *Amended Articles of Consolidation of PSI as amended
              April 20, 1995. (Exhibit to PSI's June 30, 1995, Form 10-Q in File No. 1-3543.)

    B-6 *By-laws of PSI as amended October 22, 1996. (Exhibit to PSI's September 30, 1996, Form 10-Q in File No. 1-3543.)

    B-7	  *Restated Articles of Incorporation of ULH&P made
              effective May 7, 1976. (Exhibit to ULH&P's Form 8-K, May 1976, in File No. 2-7793.)

ITEM 10.  EXHIBITS (Continued)

  EXHIBIT
DESIGNATION                           NATURE OF EXHIBIT

    B-8	  *By-laws of ULH&P as amended, adopted May 8, 1996.
              (Exhibit to ULH&P's March 31, 1996, Form 10-Q in
              File No. 2-7793.)

    B-9       *Articles of Incorporation of South Construction.
              (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-10 *By-laws of South Construction. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-11      *Articles of Incorporation of PSI Energy Argentina.
              (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-12 *By-laws of PSI Energy Argentina. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-13 *Certificate of Incorporation of Services. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-14      *By-laws of Services. (Exhibit to Cinergy's Form U5S filed
              May 1, 1996.)

    B-15 *Articles of Incorporation of Miami as amended. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-16      *By-laws of Miami. (Exhibit to Cinergy's Form U5S filed
              May 1, 1996.)

    B-17 *Articles of Incorporation of West Harrison as amended. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-18 *By-laws of West Harrison. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-19 *Articles of Incorporation of Lawrenceburg. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-20 *By-laws of Lawrenceburg. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-21 *Articles of Incorporation of Tri-State. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-22 *Regulations of Tri-State. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-23 *Articles of Incorporation of KO Transmission. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-24 *By-laws of KO Transmission. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-25 *Certificate of Incorporation of Investments. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)


ITEM 10.  EXHIBITS (Continued)

  EXHIBIT
DESIGNATION                           NATURE OF EXHIBIT

    B-26 *By-laws of Investments. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-27 *Certificate of Incorporation of CGE ECK. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-28      *By-laws of CGE ECK. (Exhibit to Cinergy's Form U5S filed
              May 1, 1996.)

    B-29      *Certificate of Incorporation of Cinergy Resources.
              (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-30 *By-laws of Cinergy Resources. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-31 *Articles of Incorporation of Technology. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-32 *By-laws of Technology. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-33 *Articles of Incorporation of Argentina. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-34 *By-laws of Argentina. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-35 *Articles of Incorporation of Costanera. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-36 *By-laws of Costanera. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-37 *Articles of Incorporation of PSI International, Inc. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-38      *By-laws of PSI International, Inc. (Exhibit to
              Cinergy's Form U5S filed May 1, 1996.)

    B-39      *Articles of Incorporation of PSI Power Resource
              Development, Inc. (Exhibit to Cinergy's Form U5S filed May
              1, 1996.)

    B-40 *By-laws of PSI Power Resource Development, Inc. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-41      *Articles of Incorporation of PSI Power Resource
              Operations, Inc. (Exhibit to Cinergy's Form U5S filed May
              1, 1996.)



ITEM 10.  EXHIBITS (Continued)

  EXHIBIT
DESIGNATION                    NATURE OF EXHIBIT   _____________________


    B-42 *By-laws of PSI Power Resource Operations, Inc. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-43 *Articles of Incorporation of Recycling. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-44 *By-laws of Recycling. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-45 *Articles of Incorporation of PSI Sunnyside, Inc. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-46 *By-laws of PSI Sunnyside, Inc. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-47 *Articles of Incorporation of PSI T&D International, Inc. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-48      *By-laws of PSI T&D International, Inc. (Exhibit to
              Cinergy's Form U5S filed May 1, 1996.)

    B-49 *Articles of Incorporation of PSI Yacyreta, Inc. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-50 *By-laws of PSI Yacyreta, Inc. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-51 *Articles of Incorporation of PESCO. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-52      *By-laws of PESCO. (Exhibit to Cinergy's Form U5S filed
              May 1, 1996.)

    B-53      Amended Articles of Incorporation of Enertech.

    B-54 *Regulations of Enertech. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-55      Amended Articles of Incorporation of Capital & Trading.

    B-56 *By-laws of Capital & Trading. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-57      Certificate of Incorporation of Communications.

    B-58      By-laws of Communications.

    B-59 *Articles of Incorporation of CoolCo. (Filed as Exhibit to Application-Declaration in File No. 70-8767.)

ITEM 10.  EXHIBITS (Continued)

  EXHIBIT
DESIGNATION                          NATURE OF EXHIBITS


    B-60 *By-laws of CoolCo. (Filed as Exhibit to Application-Declaration in File No. 70-8767.)

    B-61      Certificate of Incorporation of Cinergy, UK.

    B-62      By-laws of Cinergy, UK.

    B-63      Articles of Association of Avon Energy Partners
              Holdings.

    B-64      Articles of Association of Avon Energy Partners PLC.

    B-65      Articles of Association of Midlands.

    C-1	  *Original Indenture (First Mortgage Bonds) between CG&E
              and The Bank of New York (as successor Trustee) dated as of August 1, 1936. (Exhibit to CG&E's Registration
              Statement No. 2-2374.)

    C-2	  *Tenth Supplemental Indenture between CG&E and The Bank of
              New York dated as of July 1, 1967. (Exhibit to CG&E's Registration Statement No. 2-26549.)

    C-3	  *Eleventh Supplemental Indenture between CG&E and The Bank of New York dated as of May 1, 1969. (Exhibit to CG&E's Registration Statement No. 2-32063.)

    C-4	  *Thirteenth Supplemental Indenture between CG&E and The
              Bank of New York dated as of November 1, 1971. (Exhibit to CG&E's Registration Statement No. 2-41974.)

    C-5	  *Fourteenth Supplemental Indenture between CG&E and The
              Bank of New York dated as of November 2, 1972. (Exhibit to CG&E's Registration Statement No. 2-60961.)

    C-6	  *Fifteenth Supplemental Indenture between CG&E and The
              Bank of New York dated as of August 1, 1973. (Exhibit to CG&E's Registration Statement No. 2-60961.)

    C-7	  *Thirty-second Supplemental Indenture between CG&E and The
              Bank of New York dated as of December 15, 1991. (Exhibit to CG&E's Registration Statement No. 33-45115.)

    C-8	  *Thirty-third Supplemental Indenture between CG&E and The
              Bank of New York dated as of September 1, 1992. (Exhibit to CG&E's Registration Statement No. 33-53578.)


ITEM 10.  EXHIBITS (Continued)

  EXHIBIT
DESIGNATION                          NATURE OF EXHIBITS


    C-9	  *Thirty-fourth Supplemental Indenture between CG&E and The
              Bank of New York dated as of October 1, 1993. (Exhibit to CG&E's September 30, 1993, Form 10-Q in File No. 1-1232.)

    C-10	  *Thirty-fifth Supplemental Indenture between CG&E and The
              Bank of New York dated as of January 1, 1994. (Exhibit to CG&E's Registration Statement No. 33-52335.)

    C-11	  *Thirty-sixth Supplemental Indenture between CG&E and The
              Bank of New York dated as of February 15, 1994. (Exhibit to CG&E's Registration Statement No. 33-52335.)

    C-12 	  *Thirty-seventh Supplemental Indenture between CG&E and
              The Bank of New York dated as of October 4, 1996.
              (Exhibit to Cinergy's 1996 Form 10-K in File No. 1-11377.)

    C-13	  *Loan Agreement between CG&E and County of Boone, Kentucky dated as of February 1, 1985.  (Exhibit to CG&E's 1984
              Form 10-K in File No. 1-1232.)

    C-14	  *Loan Agreement between CG&E and State of Ohio Air Quality
              Development Authority dated as of December 1, 1985.
              (Exhibit to CG&E's 1985 Form 10-K in File No. 1-1232.)

    C-15	  *Loan Agreement between CG&E and State of Ohio Air Quality
              Development Authority dated as of December 1, 1985.
              (Exhibit to CG&E's 1985 Form 10-K in File No. 1-1232.)

    C-16	  *Repayment Agreement between CG&E and The Dayton Power and
              Light Company dated as of December 23, 1992. (Exhibit to CG&E's 1992 Form 10-K in File No. 1-1232.)

    C-17	  *Loan Agreement between CG&E and State of Ohio Water
              Development Authority dated as of January 1, 1994.
              (Exhibit to CG&E's 1993 Form 10-K in File No. 1-1232.)

    C-18	  *Loan Agreement between CG&E and State of Ohio Air Quality
              Development Authority dated as of January 1, 1994.
              (Exhibit to CG&E's 1993 Form 10-K in File No. 1-1232.)

    C-19	  *Loan Agreement between CG&E and County of Boone, Kentucky dated as of January 1, 1994. (Exhibit to CG&E's 1993 Form 10-K in File No. 1-1232.)

    C-20 *Original Indenture (Unsecured Debt Securities) between CG&E and The Fifth Third Bank dated as of May 15, 1995. (Exhibit to CG&E's Form 8-A dated July 24, 1995, in File No. 1-1232.)

    C-21 	  *First Supplemental Indenture between CG&E and The Fifth
              Third Bank dated as of June 1, 1995. (Exhibit to CG&E's June 30, 1995, Form 10-Q in File No. 1-1232.)

ITEM 10.  EXHIBITS (Continued)

  EXHIBIT
DESIGNATION                          NATURE OF EXHIBITS


    C-22	  *Second Supplemental Indenture between CG&E and The Fifth
              Third Bank dated as of June 30, 1995. (Exhibit to CG&E's Form 8-A dated July 24, 1995, in File No. 1-1232.)

    C-23	  *Loan Agreement between CG&E and the State of Ohio Air
              Quality Development Authority dated as of September 13, 1995. (Exhibit to CG&E's September 30, 1995, Form 10-Q in File No. 1-1232.)

    C-24	  *Loan Agreement between CG&E and the State of Ohio Air
              Quality Development Authority dated as of September 13, 1995. (Exhibit to CG&E's September 30, 1995, Form 10-Q in File No. 1-1232.)

    C-25	  *Original Indenture (First Mortgage Bonds) dated September
              1, 1939, between PSI and The First National Bank of
              Chicago, as Trustee (Exhibit A-Part 3 in File No. 70-
              258), and LaSalle National Bank as successor Trustee (Supplemental Indenture dated March 30, 1984).

    C-26	  *Nineteenth Supplemental Indenture between PSI and The
              First National Bank of Chicago dated January 1, 1972. (Exhibit to File No. 2-42545.)

    C-27	  *Twenty-third Supplemental Indenture between PSI and The
              First National Bank of Chicago dated January 1, 1977. (Exhibit to File No. 2-57828.)

    C-28	  *Twenty-fifth Supplemental Indenture between PSI and The
              First National Bank of Chicago dated September 1, 1978. (Exhibit to File No. 2-62543.)

    C-29	  *Twenty-seventh Supplemental Indenture between PSI and The
              First National Bank of Chicago dated March 1, 1979.
              (Exhibit to File No. 2-63753.)

    C-30	  *Thirty-fifth Supplemental Indenture between PSI and The
              First National Bank of Chicago dated March 30, 1984. (Exhibit to PSI's 1984 Form 10-K in File No. 1-3543.)

    C-31	  *Thirty-ninth Supplemental Indenture between PSI and The
              First National Bank of Chicago dated March 15, 1987. (Exhibit to PSI's 1987 Form 10-K in File No. 1-3543.)

    C-32	  *Forty-first Supplemental Indenture between PSI and The
              First National Bank of Chicago dated June 15, 1988.
              (Exhibit to PSI's 1988 Form 10-K in File No. 1-3543.)

    C-33	  *Forty-second Supplemental Indenture between PSI and The
              First National Bank of Chicago dated August 1, 1988. (Exhibit to PSI's 1988 Form 10-K in File No. 1-3543.)

    C-34	  *Forty-fourth Supplemental Indenture between PSI and The
              First National Bank of Chicago dated March 15, 1990. (Exhibit to PSI's 1990 Form 10-K in File No. 1-3543.)

ITEM 10.  EXHIBITS (Continued)

  EXHIBIT
DESIGNATION                          NATURE OF EXHIBITS

    C-35 *Forty-fifth Supplemental Indenture between PSI and The First National Bank of Chicago dated March 15, 1990. (Exhibit to PSI's 1990 Form 10-K in File No. 1-3543.)

    C-36	  *Forty-sixth Supplemental Indenture between PSI and The
              First National Bank of Chicago dated June 1, 1990.
              (Exhibit to PSI's 1991 Form 10-K in File No. 1-3543.)

    C-37	  *Forty-seventh Supplemental Indenture between PSI and The
              First National Bank of Chicago dated July 15, 1991.
              (Exhibit to PSI's 1991 Form 10-K in File No. 1-3543.)

    C-38	  *Forty-eighth Supplemental Indenture between PSI and The
              First National Bank of Chicago dated July 15, 1992.
              (Exhibit to PSI's 1992 Form 10-K in File No. 1-3543.)

    C-39	  *Forty-ninth Supplemental Indenture between PSI and The
              First National Bank of Chicago dated February 15, 1993. (Exhibit to PSI's 1992 Form 10-K in File No. 1-3543.)

    C-40	  *Fiftieth Supplemental Indenture between PSI and The First
              National Bank of Chicago dated February 15, 1993.
              (Exhibit to PSI's 1992 Form 10-K in File No. 1-3543.)

    C-41	  *Fifty-first Supplemental Indenture between PSI and The
              First National Bank of Chicago dated February 1, 1994. (Exhibit to PSI's 1993 Form 10-K in File No. 1-3543.)

    C-42	  *Indenture (Secured Medium-term Notes, Series A), dated
              July 15, 1991, between PSI and The First National Bank of Chicago, as Trustee. (Exhibit to PSI's Form 10-K/A, Amendment No. 2, dated July 15, 1993, in File No. 1-3543.)

    C-43	  *Indenture (Secured Medium-term Notes, Series B), dated
              July 15, 1992, between PSI and The First National Bank of Chicago, as Trustee. (Exhibit to PSI's Form 10-K/A, Amendment No. 2, dated July 15, 1993, in File No. 1-3543.)

    C-44	  *Loan Agreement between PSI and the City of Princeton,
              Indiana dated as of November 7, 1996. (Exhibit to PSI's September 30, 1996, Form 10-Q in File No. 1-3543.)

    C-45	  *Loan Agreement between PSI and the City of Princeton,
              Indiana dated as of February 1, 1997.  (Exhibit to
              Cinergy's 1996 Form 10-K in File No. 1-11377.)

    C-46	  *Indenture dated November 15, 1996, between PSI and The
              Fifth Third Bank, as Trustee. (Exhibit to Cinergy's 1996 Form 10-K in File No. 1-11377.)

    C-47	  *First Supplemental Indenture (6.35% due 2006) dated
              November 15, 1996, between PSI and The Fifth Third Bank, as Trustee. (Exhibit to Cinergy's Form 10-K in File
              No. 1-11377.)


ITEM 10.  EXHIBITS (Continued)

  EXHIBIT
DESIGNATION                          NATURE OF EXHIBITS

    C-48	  *Second Supplemental Indenture (6.25% due 2005) dated
              December 15, 1996, between PSI and The Fifth Third Bank, as Trustee. (Exhibit to Cinergy's Form 10-K in File
              No. 1-11377.)

    C-49	  *Original Indenture (First Mortgage Bonds) between ULH&P
              and The Bank of New York dated as of February 1, 1949. (Exhibit to ULH&P's Registration Statement No. 2-7793.)

    C-50	  *Fifth Supplemental Indenture between ULH&P and The Bank
              of New York dated as of January 1, 1967.  (Exhibit to
              CG&E's Registration Statement No. 2-60961.)

    C-51	  *Seventh Supplemental Indenture between ULH&P and The Bank of New York dated as of October 1, 1973.  (Exhibit to
              CG&E's Registration Statement No. 2-60961.)

    C-52	  *Eighth Supplemental Indenture between ULH&P and The Bank
              of New York dated as of December 1, 1978.  (Exhibit to
              CG&E's Registration Statement No. 2-63591.)

    C-53	  *Thirteenth Supplemental Indenture between ULH&P and The
              Bank of New York dated as of August 1, 1992. (Exhibit to ULH&P's 1992 Form 10-K in File No. 2-7793.)

    C-54	  *Original Indenture (Unsecured Debt Securities) between
              ULH&P and The Fifth Third Bank dated as of July 1, 1995. (Exhibit to ULH&P's June 30, 1995, Form 10-Q in File No. 2-7793.)

    C-55	  *First Supplemental Indenture between ULH&P and The Fifth
              Third Bank dated as of July 15, 1995. (Exhibit to ULH&P's June 30, 1995, Form 10-Q in File No. 2-7793.)

    C-56	  Original Indenture (First Mortgage Bonds) between
              Lawrenceburg and Star Bank, N.A. dated as of March 1, 1955. (Not filed herewith, pursuant to April 1996 discussion with the Chief Financial Analyst of the SEC's Office of Public Utility Regulation.)

    C-57 Seventh Supplemental Indenture between Lawrenceburg and Star Bank, N.A. dated as of October 1, 1986. (See preceding item.)

    C-58 *Agreement for Purchase and Sale of Assets, dated March 31, 1994, by and between Columbia Gas as Seller and KO Transmission as Buyer. (Exhibit to Cinergy's Form U5B filed January 23, 1995.)

    C-59 *Agreement for Purchase and Sale of Line AM-4, dated March 31, 1994, by and between Columbia Gas as Seller and KO Transmission as Buyer. (Exhibit to Cinergy's Form U5B filed January 23, 1995.)

ITEM 10.  EXHIBITS (Continued)

  EXHIBIT
DESIGNATION                          NATURE OF EXHIBITS

    D-1	  Agreement between Cinergy and subsidiary companies for
              filing consolidated income tax returns and for allocation of consolidated income tax liabilities and benefits.

    F-1	  Opinion of Independent Public Accountants.

    F-2	  Cinergy's Consolidating Financial Statements at or for the
              year ended December 31, 1996.

    F-3	  CG&E's Consolidating Financial Statements at or for the
              year ended December 31, 1996.

    F-4 	  Investments' Consolidating Financial Statements at or for
              the year ended December 31, 1996.

    F-5	  PSI's Consolidating Financial Statements at or for the
              year ended December 31, 1996.

    F-6	  Item 6.  Part III - Supplemental Information Regarding
              Compensation and Security Ownership of Officers and
              Directors of System Companies.

    F-7	  Classified plant accounts and related depreciation or
              amortization reserve schedules included in the FERC Form No. 1 of PSI. (Filed under cover of Form SE.)

    F-8	  Classified plant accounts and related depreciation or
              amortization reserve schedules included in the FERC Form Nos. 1 and 2 of CG&E. (Filed under cover of Form SE.)

    F-9	  Classified plant accounts and related depreciation or
              amortization reserve schedules included in the FERC Form Nos. 1 and 2 of ULH&P. (Filed under cover of Form SE.)

    F-10	  Classified plant accounts and related depreciation or
              amortization reserve schedules included in the Annual Report of West Harrison to the Indiana Utility Regulatory Commission (IURC). (Filed under cover of Form SE.)

    F-11 Classified plant accounts and related depreciation or amortization reserve schedules included in the Annual Report of Lawrenceburg to the IURC. (Filed under cover of Form SE.)

    F-12 The FERC Form No. 2A for KO Transmission. (Filed under cover of Form SE.)

    F-13      The Annual Report of CoolCo to the Public Utilities
              Commission of Ohio.  (Filed under cover of Form SE.)

    G-1	  Financial Data Schedules for Cinergy and Subsidiaries.
              (Included in electronic submission only.)

    H-1	  Organizational chart showing relationship of PSI Energy
              Argentina and Midlands to other system companies.

ITEM 10.  EXHIBITS (Continued)

  EXHIBIT
DESIGNATION                          NATURE OF EXHIBITS

    I-1 Audited Financial Statements of PSI Energy Argentina at or for the year ended December 31, 1996.

    I-2 *Audited Financial Statements of Midlands at or for the year ended March 31, 1996. (Exhibit to Cinergy's
              June 6, 1996, Form 8-K/A in File No. 1-11377.)


SIGNATURE

Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.


                                                            CINERGY CORP.



                                          By:       William L. Sheafer_____
                                              Vice President and Treasurer



Date:  April 30, 1997